Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

ANNOUNCES DATE FOR ITS SECOND HALF AND FULL YEAR 2020 FINANCIAL RESULTS RELEASE

Singapore, February 17, 2021: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or "Company"), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced it will release its second half and full year 2020 earnings results for the period ended December 31, 2020, on Wednesday, February 24, 2021, after market closing in New York.

The next day, Thursday, February 25, 2021, at 8.00 a.m. Eastern Standard Time / 3.00 p.m. South African Standard Time / 9.00 p.m. Singapore Time, the Company's management will host a conference call and webcast to discuss the earnings results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 553 9962 (US Toll Free Dial In), +0808 238 0669 (UK Toll Free Dial In), +65 3158 5482 (Singapore Dial In), +27 10 5003039 (South Africa Dial In), or +44 (0) 2071 928592 (International Standard Dial In). Please quote “Grindrod” to the operator.

An audio replay of the conference call will be available until Thursday, March 4, 2021 by dialing the following numbers: +1 866 331 1332 (US Toll Free Dial In), +65 3158 3995 (Singapore Dial In), 0800 014 706 (South Africa Toll Free Dial In), or +44 (0) 3333 009 785 (International Standard Dial In). Please enter the access code 5589569.

Audio Webcast and Slide Presentation details:

There will be an audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the financial results for the second half and full year ended December 31, 2020 will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (“IVS”) includes a fleet of 15 handysize drybulk carriers and 16 supramax/ultramax drybulk carriers. The tanker business, which operates under the brand “Unicorn Shipping” (“Unicorn”) includes a fleet of 3 medium range tankers and 1 small tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping is listed on NASDAQ under the ticker “GRIN” and on the JSE under the ticker “GSH”.

Company Contact:

Martyn Wade / Stephen Griffiths

CEO / CFO

Grindrod Shipping Holdings Ltd.

200 Cantonment Road, #03-01 Southpoint

Singapore, 089763

Email: ir@grindrodshipping.com

Website: www.grinshipping.com

Investor Relations / Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

Email: grindrod@capitallink.com

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